Exhibit 99.1

Renalytix plc

("Renalytix" or the "Company")

Renalytix Announces Change to Board of Directors

LONDON and SALT LAKE CITY, 20 September 2022 – Renalytix plc (NASDAQ: RNLX) (LSE: RENX) announces that Ann Berman, non-executive director and chair of the audit and nomination committees, has resigned as a director of the Company for personal reasons effective immediately.

Ms. Berman commented, “I regret that I am unable to continue in my capacity as non-executive director of Renalytix, which for personal and family reasons, has become impractical. I remain highly encouraged by the Company’s recent progress in reimbursement, regulatory and commercial milestones and believe KidneyIntelX holds the key to solving some of the intractable problems associated with patient suffering and cost related to diabetes and kidney disease.”

Christopher Mills, chairman of the board of Renalytix, stated, “We are sorry that Ann will not to be able to continue with us as a director. Ann was a wonderful board member, and we extend our best wishes to her and her family.”

The Company has begun a process to appoint a non-executive director and committee chair successors.

The Board and the executive team would like to thank Ann for her dedication and contribution to the Company during her time as a non-executive director.

For further information, please contact:

Renalytix plc	www.renalytix.com
James McCullough, CEO	Via Walbrook PR

Stifel (Nominated Adviser, Joint Broker)	Tel: 020 7710 7600
Alex Price / Nicholas Moore

Investec Bank plc (Joint Broker)	Tel: 020 7597 4000
Gary Clarence / Daniel Adams

Walbrook PR Limited	Tel: 020 7933 8780 or renalytix@walbrookpr.com
Paul McManus / Lianne Applegarth / Alice Woodings	Mob: 07980 541 893 / 07584 391 303 / 07407 804 654

CapComm Partners	Tel: 415-389-6400 or investors@renalytix.com
Peter DeNardo

About Renalytix

Renalytix (LSE: RENX) (NASDAQ: RNLX) is the global founder and leader in the new field of bioprognosis™ for kidney health. The Company has engineered a new solution that enables early-stage chronic kidney disease progression risk assessment. The Company’s lead product, KidneyIntelX™, has been granted Breakthrough Designation by the U.S. Food and Drug Administration and is designed to help make significant improvements in kidney disease prognosis, transplant management, clinical care, patient stratification for drug clinical trials, and drug target discovery (visit www.kidneyintelx.com). For more information, visit www.renalytix.com.